Filed by SmartFinancial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Entegra Financial Corp.
(Commission File No. 001-35302)

SMARTFINANCIAL INTERNAL EMAIL

Team,

Today we announce that SmartBank will enter into a definitive merger agreement with Franklin, NC-based Entegra Bank.  This is an outstanding next step in the growth of our company as we build the Southeast’s next great community banking franchise – creating a bank that will have nearly $4 billion in assets, 47 locations, +650 Associates in 6 states!

This partnership with Entegra Bank, with approximately $1.7 billion in assets, $1.3 billion in deposits and $1.1 billion in loans, provides the opportunity to expand into western North Carolina, upstate South Carolina and northern Georgia, adding 18 new branches and 2 loan production offices. The combined company will operate under the SmartBank name, holding to the same culture and core values that we’ve worked so hard to establish.  I will continue to serve as your President & CEO, alongside Miller Welborn as our Chairman and Bill Carroll, Vice Chairman.

Over the coming weeks and months you will hear more from us on the timeline, specifics of the merger and integration process.  As with any business transaction of this nature, the deal is subject to regulatory approval and customary closing conditions, including shareholder approval.  At this time we anticipate completing the merger midyear 2019, with the systems conversion and re-branding in early 2020.

To help with any questions, we have included a copy of the press release, FAQ’s, team letter and a history/fact sheet on Entegra Bank.  All communication regarding this announcement will be handled through online channels, local media distribution and bank websites.  Should you have any other questions, feel free to reach out to me or Miller. If we are not available, get your questions to Kelley Fowler, and she will coordinate with me.

This is a big next move for our company – because of your hard work and dedication to this company, we are in a position to take advantage of these growth opportunities.  On behalf of the Board of Directors, thank you for all you’ve done to make this possible.  It’s an honor and privilege to work with each of you.

With sincerest regards,

Billy

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

This communication shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SmartFinancial, Inc. (“SmartFinancial”) will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will contain the joint proxy statement of SmartFinancial and Entegra Financial Corp. (“Entegra”) and a prospectus of SmartFinancial. Shareholders are encouraged to read the registration statement, including the joint proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the proposed transaction, Entegra, and SmartFinancial. After the registration statement is filed with the SEC, the joint proxy statement/prospectus and other relevant documents will be mailed to SmartFinancial and Entegra shareholders and will be available for free on the SEC’s website (www.sec.gov). The joint proxy statement/prospectus will also be made available for free by contacting Ron Gorczynski, SmartFinancial’s Chief Administrative Officer, at (865) 437-5724 or David Bright, the Chief Financial Officer and Treasurer of Entegra, at (828) 524-7000. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

SmartFinancial, Entegra, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SmartFinancial and Entegra shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of SmartFinancial may be found in the definitive proxy statement for SmartFinancial’s 2018 annual meeting of shareholders, filed with the SEC by SmartFinancial on April 2, 2018, and other documents subsequently filed by SmartFinancial with the SEC. Information about the directors and executive officers of Entegra may be found in the definitive proxy statement for Entegra’s 2018 annual meeting of shareholders, filed by Entegra with the SEC on April 2, 2018. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents maybe obtained as described in the paragraph above.

FORWARD-LOOKING STATEMENTS

Certain of the statements made in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” and “estimate,” and similar expressions, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the benefits to SmartFinancial and Entegra of the proposed merger, SmartFinancial’s and Entegra’s future financial and operating results and their respective plans, objectives, and intentions. All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of SmartFinancial and Entegra to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, and other factors include, among others, (1) the risk that the cost savings and any revenue synergies from the proposed merger may not be realized or take longer than anticipated to be realized, (2) the risk that the cost savings and any revenue synergies from recently completed mergers may not be realized or may take longer than anticipated to realize, (3) disruption from the proposed merger, or recently completed mergers, with customer, supplier, or employee relationships, (4) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (5) the failure to obtain necessary shareholder or regulatory approvals for the merger, (6) the possibility that the amount of the costs, fees, expenses, and charges related to the merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the merger to be satisfied, (8) the risk of successful integration of the two companies’ businesses, including the risk that the integration of Entegra’s operations with those of SmartFinancial will be materially delayed or will be more costly or difficult than expected, (9) the risk of expansion into new geographic or product markets, (10) reputational risk and the reaction of the parties’ customers to the merger, (11) the risk of potential litigation or regulatory action related to the merger, (12) the dilution caused by SmartFinancial’s issuance of additional shares of its common stock in the merger, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in SmartFinancial’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, or Entegra’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. SmartFinancial and Entegra disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.